Registration Statement No. 333-155535
Dated November 21, 2008
Rule 424(b)(3)

Addendum to the accompanying Prospectus dated November 21, 2008 and
Prospectus Supplement dated November 21, 2008.

JPMorgan Chase & Co.

Debt Securities
Warrants
Units
Purchase Contracts

You should read the product supplements listed in Annex A to this addendum (the "Product Supplements") and/or the related pricing supplement(s) ("Pricing Supplement"), each of which contains the specific terms of the Global Medium-Term Notes, Series E offered by JPMorgan Chase & Co. (the "Notes"), together with the accompanying prospectus dated November 21, 2008 of JPMorgan Chase & Co. (the "Prospectus") and the accompanying prospectus supplement dated November 21, 2008 of JPMorgan Chase & Co (the "Prospectus Supplement"). When you read the Product Supplements and/or the related Pricing Supplement, please note that all references in the Product Supplements and/or the related Pricing Supplement to a prospectus dated December 1, 2005 of JPMorgan Chase & Co. (or to any section of such prospectus), should refer instead to the Prospectus or to the corresponding section of the Prospectus, as applicable, and all references in the Product Supplements and/or the related Pricing Supplement to a prospectus supplement dated December 1, 2005 of JPMorgan Chase & Co. or to a prospectus supplement dated October 12, 2006 of JPMorgan Chase & Co., as the case may be (or to any section of such prospectus supplement), should refer instead to the Prospectus Supplement or to the corresponding section of the Prospectus Supplement, as applicable.

The accompanying Prospectus supersedes the prospectus dated December 1, 2005 and the accompanying Prospectus Supplement supersedes the prospectus supplements dated December 1, 2005 and October 12, 2006.

JPMorgan Chase & Co. will, and other affiliates of JPMorgan Chase & Co. may, use this addendum and the accompanying Prospectus and Prospectus Supplement in connection with new offerings of Notes or market-making transactions of Notes originally issued under the prospectus dated December 1, 2005 and the prospectus supplements dated December 1, 2005 and October 12, 2006.

J.P.Morgan

Addendum dated November 21, 2008.

ANNEX A

No.		Product Supplement	Date Filed
1.	1-I	Principal Protected Notes Linked to the Dow Jones — AIG Commodity Index^{SM}	December 1, 2005
2.	1-II	Principal Protected Notes Linked to the Dow Jones — AIG Commodity Index^{SM}	December 30, 2005
3.	1-III	Principal Protected Notes Linked to the Dow Jones — AIG Commodity Index^{SM}	January 31, 2006
4.	1-IV	Principal Protected Notes Linked to the Dow Jones — AIG Commodity Index^{SM}	May 4, 2006
5.	2-I	Principal Protected Notes Linked to the Nikkei 225 Index	December 1, 2005
6.	2-II	Principal Protected Notes Linked to the Nikkei 225 Index	March 14, 2006
7.	2-III	Principal Protected Notes Linked to the Nikkei 225 Index	February 7, 2007
8.	3-I	Floating Rate Notes Linked to the Consumer Price Index	December 1, 2005
9.	3-II	Floating Rate Notes Linked to the Consumer Price Index	February 13, 2006
10.	4-I	Floating Rate Notes Linked to the Constant Maturity U.S. Treasury Rate	December 1, 2005
11.	5-I	Principal Protected Notes Linked to a Basket Consisting of the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	December 7, 2005
12.	5-II	Principal Protected Notes Linked to a Basket Consisting of the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	January 31, 2006
13.	6-I	Bearish Return Enhanced Notes Linked to the PHLX Housing Sector^{SM} Index	December 30, 2005
14.	7-I	Return Enhanced Notes Linked to the Russell 2000® Index	December 30, 2005
15.	8-I	Principal Protected Notes Linked to a Basket Consisting of the FTSE™ 100 Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	December 30, 2005
16.	9-I	Principal Protected Notes Linked to a Basket Consisting of the AMEX Hong Kong 30 Index, the MSCI Taiwan Index and the MSCI Singapore Index	January 18, 2006
17.	10-I	Return Enhanced Notes Linked to the Nikkei 225 Index	February 9, 2006
18.	10-II	Return Enhanced Notes Linked to the Nikkei 225 Index	March 20, 2006
19.	11-I	Principal Protected Notes Linked to a Basket Consisting of the S&P 500® Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	February 28, 2006
20.	12-I	Principal Protected Notes Linked to the Dow Jones Industrial Average^{SM}	March 6, 2006
21.	13-I	Principal Protected Notes Linked to the U.S. Dollar Index®	March 7, 2006
22.	14-I	Principal Protected Notes Linked to the S&P 500® Index	March 10, 2006
23.	14-II	Principal Protected Notes Linked to the S&P 500® Index	December 21, 2006

No.		Product Supplement	Date Filed
24.	15-I	Principal Protected Notes Linked to the Dow Jones EURO STOXX 50® Index	March 13, 2006
25.	15-II	Principal Protected Notes Linked to the Dow Jones EURO STOXX 50® Index	April 13, 2007
26.	16-I	Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the S&P 500® Index	March 16, 2006
27.	16-II	Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the S&P 500® Index	October 27, 2006
28.	16-III	Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the S&P 500® Index	February 9, 2007
29.	17-I	Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	March 16, 2006
30.	17-II	Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	October 31, 2006
31.	17-III	Lesser Index Principal Protected Notes Linked to the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	January 11, 2007
32.	18-I	Return Enhanced Notes Linked to the S&P 500® Index	March 16, 2006
33.	18-II	Return Enhanced Notes Linked to the S&P 500® Index	June 2, 2008
34.	19-I	Return Enhanced Notes Linked to the Dow Jones EURO STOXX 50® Index	March 21, 2006
35.	20-I	Review Notes Linked to the S&P 500® Index	March 21, 2006
36.	21-I	Review Notes Linked to the Nikkei 225 Index	March 21, 2006
37.	22-I	Review Notes Linked to the Dow Jones EURO STOXX 50® Index	March 22, 2006
38.	23-I	Buffered Reverse Exchangeable Notes Linked to the Common Stock of a Reference Stock Issuer	March 22, 2006
39.	24-I	Review Notes Linked to the Dow Jones – AIG Commodity Index℠	March 22, 2006
40.	25-I	Lesser Index Review Notes Linked to the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index	March 23, 2006
41.	26-I	Lesser Index Review Notes Linked to the S&P 500® Index and the Dow Jones EURO STOXX 50® Index	March 23, 2006
42.	27-I	Lesser Index Review Notes Linked to the S&P 500® Index and the Nikkei 225 Index	March 23, 2006
43.	28-I	Call Overwrite Index Notes Linked to the BXM℠ Index	March 24, 2006
44.	29-I	Return Enhanced Notes Linked to the MSCI Taiwan Index	April 3, 2006
45.	30-I	Best of Floating Rate Notes Linked to Constant Maturity U.S. Treasury Rates	April 5, 2006
46.	31-I	Return Enhanced Notes Linked to a Weighted Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Taiwan Index and the MSCI Singapore Index	May 4, 2006

No.		Product Supplement	Date Filed
47.	31-II	Return Enhanced Notes Linked to a Weighted Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Taiwan Index and the MSCI Singapore Index	May 5, 2006
48.	32-I	Principal Protected Notes Linked to a Weighted Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Taiwan Index and the MSCI Singapore Index	May 4, 2006
49.	32-II	Principal Protected Notes Linked to a Weighted Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Taiwan Index and the MSCI Singapore Index	January 4, 2007
50.	32-III	Principal Protected Notes Linked to a Weighted Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE™ 100 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Taiwan Index, the MSCI Singapore Index, the Nikkei 225 Index and the S&P 500® Index	January 24, 2007
51.	32-IV	Principal Protected Notes Linked to a Weighted Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE™ 100 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI EAFE® Index, the iShares® MSCI Emerging Markets Index Fund, the MSCI Taiwan Index, the MSCI Singapore Index, the Nikkei 225 Index and the S&P 500® Index	February 22, 2007
52.	32-V	Principal Protected Notes Linked to a Weighted Basket Consisting of the AMEX Hong Kong 30 Index, the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI EAFE® Index, the iShares® MSCI Emerging Markets Index Fund, the MSCI Taiwan Index, the MSCI Singapore Index, the Nikkei 225 Index and the S&P 500® Index	March 5, 2007
53.	32-VI	Principal Protected Notes Linked to a Weighted Basket Consisting of the AMEX Hong Kong 30 Index, the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI EAFE® Index, the iShares® MSCI Emerging Markets Index Fund, the MSCI Taiwan Index, the MSCI Singapore Index, the Nikkei 225 Index, the Russell 2000® Index and the S&P 500® Index	March 12, 2007
54.	32-VII	Principal Protected Notes Linked to a Weighted Basket Consisting of the AMEX Hong Kong 30 Index, the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI EAFE® Index, the iShares® MSCI Emerging Markets Index Fund, the MSCI Taiwan Index, the MSCI Singapore Index, the Nikkei 225 Index, the Russell 2000® Index, the Russell 3000® Index and the S&P 500® Index, or Linked to Any One of the Foregoing	June 29, 2007

No.		Product Supplement	Date Filed
55.	32-VIII	Principal Protected Notes Linked to a Weighted Basket Consisting of the AMEX Hong Kong 30 Index, the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI EAFE® Index, the iShares® MSCI Emerging Markets Index Fund, the MSCI Taiwan Index, the MSCI Singapore Index, the Nikkei 225 Index, the Russell 2000® Index, the Russell 3000® Index and the S&P 500® Index, or Linked to Any One of the Foregoing	November 16, 2007
56.	32-IX	Principal Protected Notes Linked to a Weighted Basket Consisting of the AMEX Hong Kong 30 Index, the Dow Jones EURO STOXX 50® Index, the Dow Jones — AIG Commodity Index℠, the S&P GSCI™ Excess Return Index, the FTSE™ 100 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI EAFE® Index, the iShares® MSCI Emerging Markets Index Fund, the MSCI Taiwan Index, the MSCI Singapore Index, the Nikkei 225 Index, the Russell 2000® Index, the Russell 3000® Index and the S&P 500® Index, or Linked to Any One of the Foregoing	March 31, 2008
57.	32-X	Principal Protected Notes Linked to a Weighted Basket Consisting of the AMEX Hong Kong 30 Index, the Dow Jones EURO STOXX 50® Index, the Dow Jones — AIG Commodity Index℠, the S&P GSCI™ Excess Return Index, the S&P GSCI™ Agriculture Index Excess Return, the S&P GSCI™ Energy Index Excess Return, the S&P GSCI™ Industrial Metals Index Excess Return, the S&P GSCI™ Livestock Index Excess Return, the S&P GSCI™ Precious Metals Index Excess Return, the FTSE™ 100 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI EAFE® Index, the iShares® MSCI Emerging Markets Index Fund, the MSCI Taiwan Index, the MSCI Singapore Index, the Nikkei 225 Index, the Russell 2000® Index, the Russell 3000® Index and the S&P 500® Index, or Linked to Any One of the Foregoing	April 18, 2008
58.	32-XI	Principal Protected Notes Linked to a Weighted Basket Consisting of the AMEX Hong Kong 30 Index, the Dow Jones EURO STOXX 50® Index, the Dow Jones — AIG Commodity Index℠, the S&P GSCI™ Excess Return Index, the S&P GSCI™ Agriculture Index Excess Return, the S&P GSCI™ Energy Index Excess Return, the S&P GSCI™ Industrial Metals Index Excess Return, the S&P GSCI™ Livestock Index Excess Return, the S&P GSCI™ Precious Metals Index Excess Return, the FTSE™ 100 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI EAFE® Index, the iShares® MSCI Emerging Markets Index Fund, the MSCI Taiwan Index, the MSCI Singapore Index, the Nikkei 225 Index, the Russell 2000® Index, the Russell 3000® Index and the S&P 500® Index, or Linked to Any One of the Foregoing	August 1, 2008
59.	32-XII	Return Enhanced Notes Linked to a Weighted Basket Consisting of One or More of the S&P 500® Index, the S&P MidCap 400® Index, the S&P BRIC 40 Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index, the Dow Jones U.S. Real	September 3, 2008

No.		Product Supplement	Date Filed
		Estate Index, the Dow Jones — AIG Commodity Index℠, the FTSE™ 100 Index, the MSCI EAFE® Index, the MSCI World Index℠, the NASDAQ-100 Index®, the Russell 1000® Growth Index, the Russell 1000® Value Index, the Russell 2000® Index, the iShares® Dow Jones U.S. Real Estate Index Fund, the iShares® MSCI Emerging Markets Index Fund, the PowerShares Water Resources Portfolio, the SPDR® S&P® Homebuilders ETF, the Financial Select Sector SPDR® Fund and the Vanguard® Emerging Markets ETF	
60.	33-I	Return Enhanced Notes Linked to a Weighted Basket Consisting of up to Four Commodities	May 31, 2006
61.	33-II	Return Enhanced Notes Linked to a Weighted Basket Consisting of up to Six Commodities	November 7, 2006
62.	34-I	Reverse Exchangeable Notes Linked to the Common Stock of a Reference Stock Issuer	June 16, 2006
63.	34-II	Reverse Exchangeable Notes Linked to the Common Stock of a Reference Stock Issuer	June 27, 2006
64.	34-III	Reverse Exchangeable Notes Linked to the Common Stock of a Reference Stock Issuer	October 12, 2006
65.	34-IV	Reverse Exchangeable Notes Linked to the Common Stock of a Reference Stock Issuer	December 14, 2006
66.	34-V	Reverse Exchangeable Notes Linked to the Common Stock of a Reference Stock Issuer	February 7, 2007
67.	34-VI	Reverse Exchangeable Notes Linked to the Common Stock of a Reference Stock Issuer	February 28, 2008
68.	35-I	Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	June 20, 2006
69.	36-I	Principal Protected Exchangeable Notes Linked to the Common Stock of a Underlying Equity Issuer	June 23, 2006
70.	37-I	Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average℠* * not including the common stock of JPMorgan Chase & Co.	August 14, 2006
71.	37-II	Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average℠* * not including the common stock of JPMorgan Chase & Co.	August 15, 2006
72.	37-III	Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average℠* * not including the common stock of JPMorgan Chase & Co.	November 6, 2006
73.	37-IV	Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average℠* * not including the common stock of JPMorgan Chase & Co.	December 4, 2006
74.	37-V	Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average℠* * not including the common stock of JPMorgan Chase & Co.	May 15, 2007

No.		Product Supplement	Date Filed
75.	37-VI	Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow Jones Industrial Average℠ (not including the common stock of JPMorgan Chase & Co.)* * not including the common stock of JPMorgan Chase & Co.	April 15, 2008
76.	38-I	Principal Protected Notes Linked to a Basket Consisting of the S&P 500® Index and the MSCI EAFE® Index	August 16, 2006
77.	39-I	Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the FTSE™ 100 Index	August 21, 2006
78.	39-II	Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the iShares® MSCI Emerging Markets Index Fund	May 2, 2007
79.	39-III	Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the MSCI EAFE® Index and the iShares® MSCI Emerging Markets Index Fund	July 25, 2007
80.	39-IV	Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the MSCI EAFE® Index, the Russell 1000® Growth Index, the Russell 1000® Value Index and the iShares® MSCI Emerging Markets Index Fund	September 28, 2007
81.	39-V	Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the MSCI EAFE® Index, the NASDAQ-100 Index®, the Russell 1000® Growth Index, the Russell 1000® Value Index and the iShares® MSCI Emerging Markets Index Fund	October 22, 2007
82.	39-VI	Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the MSCI EAFE® Index, the NASDAQ-100 Index®, the Russell 1000® Growth Index, the Russell 1000® Value Index, the Russell 2000® Index and the iShares® MSCI Emerging Markets Index Fund	November 7, 2007
83.	39-VII	Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the MSCI EAFE® Index, the NASDAQ-100 Index®, the Russell 1000® Growth Index, the Russell 1000® Value Index, the Russell 2000® Index, the iShares® MSCI Emerging Markets Index Fund and the Vanguard® Emerging Markets ETF	December 7, 2007
84.	39-VIII	Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the S&P BRIC 40 Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index, the Dow Jones U.S. Real Estate Index, the Dow Jones — AIG Commodity Index℠, the FTSE™ 100 Index, the MSCI EAFE® Index, the NASDAQ-100 Index®, the Russell 1000® Growth Index, the Russell 1000® Value Index, the Russell 2000® Index, the iShares® MSCI Emerging Markets Index Fund and the Vanguard® Emerging Markets ETF	December 14, 2007

No.		Product Supplement	Date Filed
85.	39-IX	Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the S&P BRIC 40 Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index, the Dow Jones U.S. Real Estate Index, the Dow Jones — AIG Commodity Index℠, the FTSE™ 100 Index, the MSCI EAFE® Index, the NASDAQ-100 Index®, the Russell 1000® Growth Index, the Russell 1000® Value Index, the Russell 2000® Index, the iShares® Dow Jones U.S. Real Estate Index Fund, the iShares® MSCI Emerging Markets Index Fund, the SPDR® S&P® Homebuilders ETF, the Financial Select Sector SPDR® Fund and the Vanguard® Emerging Markets ETF	March 31, 2008
86.	39-X	Return Enhanced Notes Linked to a Weighted Basket Consisting of One or More of the S&P 500® Index, the S&P MidCap 400® Index, the S&P BRIC 40 Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index, the Dow Jones U.S. Real Estate Index, the Dow Jones — AIG Commodity Index℠, the FTSE™ 100 Index, the MSCI EAFE® Index, the NASDAQ-100 Index®, the Russell 1000® Growth Index, the Russell 1000® Value Index, the Russell 2000® Index, the iShares® Dow Jones U.S. Real Estate Index Fund, the iShares® MSCI Emerging Markets Index Fund, the SPDR® S&P® Homebuilders ETF, the Financial Select Sector SPDR® Fund and the Vanguard® Emerging Markets ETF	April 18, 2008
87.	39-XI	Return Enhanced Notes Linked to a Weighted Basket Consisting of One or More of the S&P 500® Index, the S&P MidCap 400® Index, the S&P BRIC 40 Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index, the Dow Jones U.S. Real Estate Index, the Dow Jones — AIG Commodity Index℠, the FTSE™ 100 Index, the MSCI EAFE® Index, the MSCI World Index℠, the NASDAQ-100 Index®, the Russell 1000® Growth Index, the Russell 1000® Value Index, the Russell 2000® Index, the iShares® Dow Jones U.S. Real Estate Index Fund, the iShares® MSCI Emerging Markets Index Fund, the SPDR® S&P® Homebuilders ETF, the Financial Select Sector SPDR® Fund and the Vanguard® Emerging Markets ETF	June 11, 2008
88.	39-XII	Return Enhanced Notes Linked to a Weighted Basket Consisting of One or More of the S&P 500® Index, the S&P MidCap 400® Index, the S&P BRIC 40 Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index, the Dow Jones U.S. Real Estate Index, the Dow Jones — AIG Commodity Index℠, the FTSE™ 100 Index, the MSCI EAFE® Index, the MSCI World Index℠, the NASDAQ-100 Index®, the Russell 1000® Growth Index, the Russell 1000® Value Index, the Russell 2000® Index, the iShares® Dow Jones U.S. Real Estate Index Fund, the iShares® MSCI Emerging Markets Index Fund, the PowerShares Water Resources Portfolio, the SPDR® S&P® Homebuilders ETF, the Financial Select Sector SPDR® Fund and the Vanguard® Emerging Markets ETF	September 3, 2008
89.	39-XIII	Return Enhanced Notes Linked to a Weighted Basket Consisting of One or More of the S&P 500® Index, the S&P MidCap 400® Index, the S&P BRIC 40 Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index, the Dow Jones U.S. Real	October 29, 2008

No.		Product Supplement	Date Filed
		Estate Index, the Dow Jones — AIG Commodity Index^{SM}, the FTSE™ 100 Index, the MSCI EAFE® Index, the MSCI World Index^{SM}, the NASDAQ-100 Index®, the Russell 1000® Growth Index, the Russell 1000® Value Index, the Russell 2000® Index, the Russell 3000® Index, the iShares® Dow Jones U.S. Real Estate Index Fund, the iShares® MSCI Emerging Markets Index Fund, the PowerShares Water Resources Portfolio, the SPDR® S&P® Homebuilders ETF, the Financial Select Sector SPDR® Fund and the Vanguard® Emerging Markets ETF	
90.	40-I	Lesser Index Return Enhanced Notes Linked to the TOPIX® Index and the Nikkei 225 Index	August 29, 2006
91.	41-I	Review Notes Linked to a Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Taiwan Index and the MSCI Singapore Index	September 6, 2006
92.	42-I	Review Notes Linked to the Constant Maturity U.S. Treasury Rate	September 8, 2006
93.	43-I	Return Enhanced Notes Linked to a Weighted Basket Consisting of the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the S&P BRIC 40 Index and the CECEEUR Index	September 28, 2006
94.	44-I	Return Enhanced Notes Linked to the S&P Composite 1500 Homebuilding Index	October 3, 2006
95.	45-I	Bearish Reverse Exchangeable Notes Linked to the Best Performing Common Stock of Two or More Reference Stock Issuers	October 6, 2006
96.	46-I	Return Enhanced Notes Linked to the Performance of the Russell 2000® Index Relative to the Performance of the S&P 500® Index	October 12, 2006
97.	47-I	Lookback Return Enhanced Notes Linked to a Weighted Basket Consisting of the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the S&P BRIC 40 Index and the CECEEUR Index	October 18, 2006
98.	48-I	Return Enhanced Notes Linked to the Russell 1000® Index	October 31, 2006
99.	49-I	Principal Protected Notes Linked to the Performance of a Weighted Basket of Currencies or Currency Relative to a Reference Currency	November 3, 2006
100.	49-II	Principal Protected Notes Linked to the Performance of a Weighted Basket of Currencies or Currency Relative to a Reference Currency	March 7, 2007
101.	49-III	Principal Protected Notes Linked to the Performance of a Weighted Basket of Currencies or Currency Relative to a Reference Currency	December 17, 2007
102.	50-I	Return Enhanced Notes Linked to the S&P MidCap 400® Index	November 7, 2006
103.	51-I	Principal Protected Notes Linked to a Weighted Basket Consisting of up to Eight Commodities	November 9, 2006

No.		Product Supplement	Date Filed
104.	52-I	Principal Protected Auto Callable Knock-Out Notes Linked to iShares® MSCI Emerging Markets Index Fund	November 9, 2006
105.	53-I	Return Enhanced Notes Linked to the MSCI EAFE® Index	November 21, 2006
106.	54-I	Return Enhanced Notes Linked to a Weighted Basket Consisting of the AMEX Hong Kong 30 Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the S&P BRIC 40 Index, the CECEEUR Index, the Korea Stock Price Index 200, the MSCI Taiwan Index, the Goldman Sachs Commodity Index® Excess Return and the Dow Jones U.S. Real Estate Index	November 22, 2006
107.	54-II	Return Enhanced Notes Linked to a Weighted Basket Consisting of the AMEX Hong Kong 30 Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index, the FTSE/Xinhua China 25 Index, the S&P BRIC 40 Index, the CECEEUR Index, the Korea Stock Price Index 200, the MSCI Singapore Index, the MSCI Taiwan Index, the Goldman Sachs Commodity Index® Excess Return and the Dow Jones U.S. Real Estate Index	January 29, 2007
108.	54-III	Return Enhanced Notes Linked to a Weighted Basket Consisting of the AMEX Hong Kong 30 Index, the CECEEUR Index, the Dow Jones EURO STOXX 50® Index, the Dow Jones U.S. Real Estate Index, the FTSE™ 100 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the Kuala Lumpur Composite Index, the MSCI Singapore Index, the MSCI Taiwan Index, the Nikkei 225 Index, the Russell 2000® Index, the Russian Depositary Receipts Index, the S&P 500® Index, the S&P BRIC 40 Index, the Goldman Sachs Commodity Index® Excess Return, the iShares® MSCI Brazil Index Fund and the iShares® MSCI Emerging Markets Index Fund	May 3, 2007
109.	54-IV	Return Enhanced Notes Linked to a Weighted Basket Consisting of the AMEX Hong Kong 30 Index, the CECEEUR Index, the Dow Jones EURO STOXX 50® Index, the Dow Jones U.S. Real Estate Index, the FTSE™ 100 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the Kuala Lumpur Composite Index, the MSCI Singapore Index, the MSCI Taiwan Index, the Nikkei 225 Index, the Russell 2000® Index, the Russian Depositary Receipts Index, the S&P 500® Index, the S&P BRIC 40 Index, the Goldman Sachs Commodity Index® Excess Return, the iShares® MSCI Brazil Index Fund and the iShares® MSCI Emerging Markets Index Fund	May 4, 2007
110.	55-I	Return Enhanced Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator Excess Return	November 22, 2006
111.	56-I	Bearish Principal Protected Notes Linked Inversely to the PHLX Housing Sector℠ Index	November 29, 2006
112.	57-I	Auto Callable Knock-Out Notes Linked to the streetTRACKS® Gold Trust	November 29, 2006
113.	58-I	Auto Callable Reverse Exchangeable Notes Linked to the Common Stock of a Reference Stock Issuer	December 4, 2006

No.		Product Supplement	Date Filed
114.	59-I	Lesser Index Principal Protected Notes Linked to the Dow Jones EURO STOXX 50® Index and the S&P 500® Index	December 14, 2006
115.	59-II	Lesser Index Principal Protected Notes Linked to the Dow Jones EURO STOXX 50® Index and the S&P 500® Index	April 3, 2007
116.	60-I	Return Enhanced Notes Linked to the Dow Jones — AIG Commodity Index℠	December 20, 2006
117.	60-II	Return Enhanced Notes Linked to a Weighted Basket Consisting of up to Six Commodity Indices or Linked to Any One of the Foregoing	February 27, 2008
118.	61-I	Lesser Index Principal Protected Notes Linked to the Russell 2000® Index and the S&P 500® Index	January 5, 2007
119.	62-I	Contingent Interest Range Notes Linked to the Common Stock of One or More Reference Stock Issuers	January 11, 2007
120.	63-I	Return Enhanced Notes Linked to the PHLX Oil Service Sector℠ Index	January 25, 2007
121.	64-I	Return Notes Linked to the Dow 10 Index℠ Total Return	January 26, 2007
122.	65-I	Outperformance Return Enhanced Notes Linked to the Performance of the S&P 500® Index Compared to the Performance of the Russell 2000® Index	January 30, 2007
123.	66-I	Callable Principal Protected Notes Linked to the S&P 500® Index	January 31, 2007
124.	67-I	Auto Callable Knock-Out Notes Linked to the iShares® MSCI Emerging Markets Index Fund	February 2, 2007
125.	67-II	Auto Callable Knock-Out Notes Linked to the iShares® MSCI Emerging Markets Index Fund	July 2, 2007
126.	68-I	Reverse Exchangeable Notes Linked to the Least Performing Common Stock of Two or More Reference Stock Issuers	February 7, 2007
127.	68-II	Reverse Exchangeable Notes Linked to the Least Performing Common Stock of Two or More Reference Stock Issuers	June 6, 2008
128.	69-I	Return Notes Linked to the JPMorgan Income^{FX} Strategy	February 21, 2007
129.	70-I	Return Enhanced Notes Linked to a Weighted Basket Consisting of up to Thirteen Components	February 23, 2007
130.	70-II	Return Enhanced Notes Linked to a Weighted Basket Consisting of up to Thirteen Components	February 27, 2007
131.	71-I	Bearish Return Enhanced Notes Linked to the TOPIX® Index	February 26, 2007
132.	72-I	Reverse Exchangeable Notes Linked to the iShares® FTSE/Xinhua China 25 Index Fund	March 9, 2007
133.	72-II	Reverse Exchangeable Notes Linked to the iShares® FTSE/Xinhua China 25 Index Fund	October 25, 2007
134.	73-I	Lesser Index Principal Protected Notes Linked to the Russell 2000® Index and the Dow Jones EURO STOXX 50® Index	March 19, 2007
135.	74-I	Principal Protected Dual Directional Knock-Out Notes Linked to Russell 2000® Index	March 20, 2007

No.		Product Supplement	Date Filed
136.	75-I	Mandatory Exchangeable Notes Linked to the Common Stock of a Reference Stock Issuer	April 24, 2007
137.	76-I	Lesser Index Return Enhanced Notes Linked to the S&P 500® Index and the Nikkei 225 Index	May 16, 2007
138.	77-I	Exchangeable Notes Linked to a Common Stock or a Basket of Common Stocks	May 22, 2007
139.	78-I	Lesser Index Principal Protected Notes Linked to the Dow Jones EURO STOXX 50® Index and the Russell 1000® Growth Index	May 23, 2007
140.	79-I	Bearish Reverse Exchangeable Notes Linked to the Best Performing Common Stock in the Dow Jones Industrial Average℠ *not including the common stock of JPMorgan Chase & Co.	June 1, 2007
141.	80-I	Principal Protected Notes Linked to the Dow Jones Global Titans 50 Index℠	June 1, 2007
142.	81-I	Return Enhanced Notes Linked to the PHLX Semiconductor Sector℠ Index	June 8, 2007
143.	82-I	Bearish Auto Callable Knock-Out Notes Linked Inversely to the S&P 500® Index	June 13, 2007
144.	82-II	Bearish Auto Callable Knock-Out Notes Linked Inversely to the S&P 500® Index	June 14, 2007
145.	83-I	Lesser Underlying Review Notes Linked to the S&P 500® Index and a Weighted Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Taiwan Index and the MSCI Singapore Index	June 20, 2007
146.	84-I	Principal Protected Notes Linked to the MSCI EAFE® Index	June 22, 2007
147.	85-I	Principal Protected Notes Linked to a Weighted Basket Consisting of up to Thirteen Commodities and/or the Performance of One or More Currencies Relative to a Reference Currency or Linked to Any One of the Foregoing	June 25, 2007
148.	85-II	Principal Protected Notes Linked to a Weighted Basket Consisting of up to Thirteen Commodities and/or the Performance of One or More Currencies Relative to a Reference Currency and/or One or More of the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index, the S&P 500® Index and the S&P BRIC 40 Index, or Linked to Any One of the Foregoing	March 31, 2008
149.	86-I	Review Notes Linked to the KLD Select Social℠ Index	June 29, 2007
150.	87-I	Bearish Return Enhanced Notes Linked Inversely to the S&P 500® Index	July 10, 2007
151.	88-I	Reverse Exchangeable Notes Linked to the Least Performing Common Stock in the Dow 10 Index℠* * not including the common stock of JPMorgan Chase & Co.	July 19, 2007
152.	89-I	Lesser Underlying Principal Protected Notes Linked to the S&P 500® Index and a Weighted Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index	July 19, 2007

No.		Product Supplement	Date Filed
153.	90-I	Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator Excess Return	July 26, 2007
154.	91-I	Contingent Protection Notes Linked to the S&P GSCI™ Natural Gas Index Excess Return	August 3, 2007
155.	92-I	Step-Up Notes	August 6, 2007
156.	93-I	Leveraged Floating Rate Notes Linked to LIBOR and the SIFMA Municipal Swap Index	August 6, 2007
157.	93-II	Leveraged Floating Rate Notes Linked to LIBOR and the SIFMA Municipal Swap Index	August 28, 2007
158.	93-III	Leveraged Floating Rate Notes Linked to LIBOR and the SIFMA Municipal Swap Index	October 3, 2007
159.	94-I	Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P GSCI™ Agriculture Index Excess Return, the S&P GSCI™ Energy Index Excess Return, the S&P GSCI™ Industrial Metals Index Excess Return, the S&P GSCI™ Livestock Index Excess Return and the S&P GSCI™ Precious Metals Index Excess Return, or Linked to Any One of the Foregoing	August 17, 2007
160.	95-I	Least Performing Index Review Notes Linked to the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index	August 27, 2007
161.	96-I	Range Accrual Notes	September 25, 2007
162.	96-II	Range Accrual Notes	January 15, 2008
163.	96-III	Range Accrual Notes	February 4, 2008
164.	96-IV	Range Accrual Notes	April 30, 2008
165.	97-I	Principal Protected Dual Directional Knock-Out Notes Linked to S&P 500® Index	September 25, 2007
166.	97-II	Principal Protected Dual Directional Knock-Out Notes Linked to S&P 500® Index	November 20, 2007
167.	98-I	Index Knock-Out Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index, or Linked to Any One of the Foregoing	October 1, 2007
168.	98-II	Index Knock-Out Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index, or Linked to One or More of the Foregoing	October 2, 2008
169.	99-I	Bearish Knock-Out Buffered Return Enhanced Notes Linked Inversely to the iShares® MSCI Emerging Markets Index Fund	October 4, 2007
170.	100-I	Knock-Out Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund	October 10, 2007
171.	101-I	Lesser Index Return Enhanced Notes Linked to the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index	October 12, 2007

No.		Product Supplement	Date Filed
172.	102-I	Principal Protected Dual Directional Notes Linked to a Weighted Basket Consisting of up to Thirteen Commodities and/or Five Commodity Indices, or Linked to Any One of the Foregoing	October 15, 2007
173.	102-II	Principal Protected Dual Directional Notes Linked to a Weighted Basket Consisting of up to Thirteen Commodities and/or Five Commodity Indices, or Linked to Any One of the Foregoing	August 4, 2008
174.	103-I	Notes Linked to a Basket of Return Enhanced Components	October 19, 2007
175.	104-I	Bearish Return Enhanced Notes Linked Inversely to the Common Stock of a Reference Stock Issuer	October 31, 2007
176.	105-I	Contingent Interest Index Knock-Out Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index, or Linked to Any One of the Foregoing	November 6, 2007
177.	106-I	Principal Protected Dual Directional Knock-Out Notes Linked to the SPDR® S&P® Homebuilders ETF	November 13, 2007
178.	107-I	Knock-Out Return Enhanced Notes Linked to the MSCI EAFE® Index	November 14, 2007
179.	108-I	Upside Auto Callable Reverse Exchangeable Notes Linked to the Common Stock of a Reference Stock Issuer	December 13, 2007
180.	109-I	Principal Protected Asset Allocation Notes Linked to the Performance of the Best Performing of the Three Reference Portfolios Each Comprised of Four Asset Classes	December 31, 2007
181.	109-II	Principal Protected Asset Allocation Notes Linked to the Performance of the Best Performing of the Three Reference Portfolios Each Comprised of Four Asset Classes	August 1, 2008
182.	110-I	Return Enhanced Notes Linked to the iShares® MSCI Australia Index Fund	January 14, 2008
183.	111-I	Review Notes Linked to the Common Stock of a Reference Stock Issuer	January 17, 2008
184.	112-I	Zero Coupon Notes	January 25, 2008
185.	113-I	Reverse Exchangeable Notes Linked to the SPDR Trust, Series 1	January 28, 2008
186.	114-I	Principal Protected Dual Directional Knock-Out Notes Linked to One or More of the Following Indices: the S&P 500® Index, the Russell 2000® Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	February 1, 2008
187.	114-II	Principal Protected Dual Directional Knock-Out Notes Linked to One or More of the Following Indices: the S&P 500® Index, the NASDAQ-100 Index®, the Russell 2000® Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	March 6, 2008
188.	115-I	Principal Protected Notes Linked to a Weighted Basket Consisting of up to Thirteen Commodities and/or Five Commodity Indices, or Linked to Any One of the Foregoing	February 4, 2008

No.		Product Supplement	Date Filed
189.	115-II	Principal Protected Notes Linked to a Weighted Basket Consisting of up to Thirteen Commodities and/or Five Commodity Indices, or Linked to Any One of the Foregoing	June 2, 2008
190.	116-I	Reverse Exchangeable Notes Linked to the Financial Select Sector SPDR® Fund	February 11, 2008
191.	117-I	Return Notes Linked to the JPMorgan Income^{FX2} Strategy	February 14, 2008
192.	118-I	Principal Protected Dual Directional Knock-Out Notes Linked to the MSCI EAFE® Index	February 29, 2008
193.	119-I	Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator Conditional Long-Short Index	March 3, 2008
194.	120-I	Return Enhanced Notes Linked to the S&P 100® Index	March 6, 2008
195.	121-I	Review Notes Linked to the S&P 500® Financials Index	March 7, 2008
196.	122-I	Contingent Buffered Index Notes Linked to the S&P 500® Index	March 7, 2008
197.	123-I	Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator Conditional Long-Short II Index	March 10, 2008
198.	123-II	Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator Conditional Long-Short II Index	March 11, 2008
199.	124-I	Reverse Exchangeable Notes Linked to the iShares® MSCI Emerging Markets Index Fund	March 12, 2008
200.	125-I	Reverse Exchangeable Notes Linked to the iShares® MSCI Brazil Index Fund	March 12, 2008
201.	126-I	Resetting Reverse Exchangeable Notes Linked to the Common Stock of a Reference Stock Issuer	March 13, 2008
202.	127-I	Review Notes Linked to the Financial Select Sector Index	March 26, 2008
203.	128-I	Principal Protected Notes Linked to the SPDR® S&P® Homebuilders ETF	April 3, 2008
204.	129-I	Leveraged Floating Rate Notes Linked to the Spread Between Two U.S. Dollar Constant Maturity Swap Rates	April 10, 2008
205.	130-I	Review Notes Linked to a Weighted Basket Consisting of the Common Stocks of Reference Stock Issuers	April 18, 2008
206.	131-I	Reverse Exchangeable Notes Linked to the Market Vectors— Gold Miners ETF	April 21, 2008
207.	132-I	Return Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index	April 25, 2008
208.	132-II	Return Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index	July 31, 2008
209.	132-III	Return Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index	August 1, 2008
210.	132-IV	Return Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Conditional Long-Short Index	October 17, 2008
211.	133-I	Return Enhanced Notes Linked to a Basket of Common Stocks	April 25, 2008

No.		Product Supplement	Date Filed
212.	134-I	Buffered Dual Directional Return Enhanced Notes Linked to a Weighted Basket Consisting of One or More of the S&P 500® Index, the S&P BRIC 40 Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index, the Dow Jones U.S. Real Estate Index, the Dow Jones — AIG Commodity Index℠, the FTSE™ 100 Index, the MSCI EAFE® Index, the NASDAQ-100 Index®, the Russell 1000® Growth Index, the Russell 1000® Value Index, the Russell 2000® Index, the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Taiwan Index, the MSCI Singapore Index, the TOPIX® Index, the iShares® Dow Jones U.S. Real Estate Index Fund, the iShares® MSCI Emerging Markets Index Fund, the SPDR® S&P® Homebuilders ETF, the Financial Select Sector SPDR® Fund and the Vanguard® Emerging Markets ETF	April 29, 2008
213.	135-I	Principal Protected Dual Directional Notes Linked to a Weighted Basket Consisting of up to Thirteen Commodities and/or Five Commodity Indices and/or the Performance of One or More Currencies Relative to a Reference Currency, or Linked to Any One of the Foregoing	May 1, 2008
214.	136-I	Contingent Interest Knock-Out Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Nikkei 225 Index, the Dow Jones EURO STOXX 50® Index and the iShares® MSCI Emerging Markets Index Fund, or Linked to Any One of the Foregoing	May 13, 2008
215.	137-I	KEYnotes Exchange Traded Notes Linked To The First Trust Enhanced 130/30 Large Cap Index Due 2023	May 21, 2008
216.	137-II	KEYnotes Exchange Traded Notes Linked to the First Trust Enhanced 130/30 Large Cap Index Due 2023	June 6, 2008
217.	137-III	KEYnotes Exchange Traded Notes Linked To The First Trust Enhanced 130/30 Large Cap Index Due 2023	August 18, 2008
218.	138-I	Return Notes Linked to the JPMorgan Core Commodity Investable Global Asset Rotator Long-Short Index	May 22, 2008
219.	139-I	Return Notes Linked to the PUT℠ Index	May 23, 2008
220.	140-I	Principal Protected Dual Directional Knock-Out Notes Linked to the S&P MidCap 400® Index	May 30, 2008
221.	141-I	Return Enhanced Notes Linked to a Weighted Basket Consisting of One or Both of the JPMorgan Income^FX2 Strategy and the JPMorgan Income^EM Strategy	June 2, 2008
222.	142-I	Bearish Reverse Exchangeable Notes Linked to the Common Stock of a Reference Stock Issuer	June 11, 2008
223.	143-I	Return Notes Linked to a Weighted Basket Consisting of up to One Hundred-Five JPMorgan Commodity Curve Commodity Indices, Twenty-One JPMorgan Commodity Curve Sector Indices, Three JPMorgan Commodity Curve Energy Light Indices and/or Three JPMorgan Commodity Curve Aggregate Indices, or Linked to Any One of the Foregoing	June 17, 2008
224.	144-I	Review Notes Linked to the SPDR® S&P® Homebuilders ETF	June 18, 2008

No.		Product Supplement	Date Filed
225.	145-I	Lookback Return Enhanced Notes Linked to the S&P 500® Index	July 14, 2008
226.	145-II	Optimal Entry Return Enhanced Notes Linked to the S&P 500® Index	July 15, 2008
227.	146-I	Return Enhanced Notes Linked to the Performance of a Weighted Basket of Reference Currencies or a Single Reference Currency Relative to a Base Currency	July 21, 2008
228.	147-I	Return Enhanced Notes Linked to the iShares® FTSE/Xinhua China 25 Index Fund	July 23, 2008
229.	148-I	Return Enhanced Notes Linked to the Russell 3000® Index	July 31, 2008
230.	149-I	Bearish Return Enhanced Notes Linked Inversely to the Financial Select Sector SPDR® Fund dated August 5, 2008	August 5, 2008
231.	150-I	Principal Protected Notes Linked to the CBOE Volatility Index®	August 13, 2008
232.	151-I	Reverse Exchangeable Notes Linked to the iShares® Russell 2000 Index Fund	September 30, 2008
233.	152-I	Index Put Warrants Linked to the S&P 500® Index	October 3, 2008
234.	153-I	Bearish Principal Protected Notes Linked to the Performance of a Weighted Basket of Reference Currencies or a Single Reference Currency Relative to a Base Currency	October 10, 2008
235.	154-I	Return Enhanced Notes Linked to a Single Index or a Weighted Basket Consisting of up to One Hundred-Five JPMorgan Commodity Curve Commodity Indices, Twenty-One JPMorgan Commodity Curve Sector Indices, Three JPMorgan Commodity Curve Energy Light Indices and/or Three JPMorgan Commodity Curve Aggregate Indices	November 3, 2008
236.	155-I	Contingent Coupon Principal Protected Notes Linked to a Single Reference Stock or a Basket of Reference Stocks	November 4, 2008
237.	156-I	Head-Start Buffered Return Enhanced Knock-Out Notes Linked to an Index	November 5, 2008
238.	UBS-1	100% Principal Protection Notes Linked to a Multi-Asset Portfolio	July 3, 2008
239.	UBS-1-I	100% Principal Protection Notes Linked to a Multi-Asset Portfolio	August 4, 2008
240.	UBS-2-I	100% Principal Protection Absolute Return Barrier Notes Linked to the MSCI EAFE® Index	August 26, 2008
241.	UBS-1-II	100% Principal Protection Notes Linked to a Multi-Asset Portfolio	August 27, 2008
242.	UBS-3-I	Autocallable Optimization Securities with Contingent Protection Linked to an Index Fund	November 5, 2008
243.	MS-1-I	Performance Leveraged Upside Securities℠ ("PLUS℠") Linked to an Index	November 5, 2008